SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR MAY 16, 2002

                           GLENGARRY HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)

                                 P.O. Box HM1154
                                 10 Queen Street
                             Hamilton, HM EX Bermuda
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                    Form 20-F [X]                   Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):82-      .)

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                                EXPLANATORY NOTE


         This Form 6-K is filed by Glengarry Holdings Limited to report the results of its recent Annual General Meeting and the effects of actions taken at that meeting on its shares of common stock which are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

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Changes in Securities

         On May 14, 2002, the company's members approved amendments to the company's Memorandum of Association to (a) reverse split (or consolidate) the outstanding common shares of the company's Common Stock one-for-five (the "Reverse Split"); (b) reduce the par value of the company's common shares to one fifth of the present par value; and (c) increase the authorized share capital to US$5,000,000 and consequently, the number of common shares the company is authorized to issue tenfold.

         As a result of the Reverse Split, each common share outstanding at the effective time of the Reverse Split, will, without any action on the part of the holder thereof, become one-fifth of a new common share. The amendment will also decrease the par value per share of the company's common share to one fifth of its value. The decrease in the par value per share will reduce the company's capital stock accounts. For purposes of this description, the common shares, as presently constituted, are referred to as the "Old Common Shares" and the common shares resulting from the Reverse Split are referred to as the "New Common Shares."

         The Reverse Split will become effective pursuant to a resolution of the Board of Directors at the close of trading on the OTC Bulletin Board on May 30, 2002 (the "Effective Date"). Commencing on the Effective Date, the company's common shares will commence trading on the OTCBB under the symbol "GLGH".

         Subject to the provisions for elimination of fractional shares, as described below, consummation of the Reverse Split will not result in a change in the relative equity position or voting power of the holders of Old Common Shares.

         On the Effective Date, each five Old Common Shares will automatically be combined and changed into one New Common Share. No additional action on the part of the company or any member will be required in order to effect the Reverse Split. Members will be requested to exchange their certificates representing Old Common Shares held prior to the Reverse Split for new certificates representing New Common Shares. Members will be furnished the necessary materials and instructions to effect such exchange promptly following the Effective Date. Certificates representing Old Common Shares subsequently presented for transfer will not be transferred on the books and records of the company but will be returned to the tendering person for exchange. Members should not submit any certificates until requested to do so. In the event any certificate representing Old Common Shares is not presented for exchange upon request by the company, any dividends that may be declared after the Effective Date of the Reverse Split with respect to the common shares represented by such certificate will be withheld by the company until such certificate has been properly presented for exchange, at which time all such withheld dividends which have not yet been paid to a public official pursuant to relevant abandoned property laws will be paid to the holder thereof or his designee, without interest.

         No fractional New Common Shares will be issued to any member. Accordingly, members of record who would otherwise be entitled to receive fractional New Common Shares, will, upon surrender of their certificates representing Old Common Shares, receive a cash payment in lieu thereof equal to the fair value of such fractional share. Holders of less than five Old Common Shares as a result of the Reverse Split will on the Effective Date no longer be

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members of the company. The Board of Directors had determined that the fair value of the common shares will be based on the closing price of the common shares on the OTC Bulletin Board on the Effective Date (as adjusted to reflect the Reverse Split) or, if there are no reported sales on such date, the average of the last reported high bid and low asked price on such day shall be used.

Federal Income Tax Consequences of the Reverse Split

         The combination of each five Old Common Shares into one New Common Share should be a tax-free transaction under the Internal Revenue Code of 1986, as amended, and the holding period and tax basis of the Old Common Shares will be transferred to the New Common Shares received in exchange thereof.

         Generally, cash received in lieu of fractional shares will be treated as a sale of the fractional shares (although in unusual circumstances such cash might possibly be deemed a dividend), and members will recognize gain or loss based upon the difference between the amount of cash received and the basis in the surrendered fractional share.

         This discussion should not be considered as tax or investment advice, and the tax consequences of the Reverse Split may not be the same for all members. Members should consult their own tax advisors to know their individual Federal, state, local and foreign tax consequences.

Change in Authorized Capital Shares

         The members also approved an amendment to the company's Memorandum of Association which changes the number of authorized common shares, and reduce the par value to $.01 per share on the Effective Date. The authorized share capital is increased to US$5,000,000 and the resulting number of authorized common shares is increased to 500,000,000 shares. The amendment did not affect the number of authorized preferred shares, which remains at 50,000,000 preferred shares of par value US$.005 each.

Submission of Matters to a Vote of Security Holders

         The Company's Annual General Meeting of Members was held on May 14, 2002, pursuant to written notice and the Company's byelaws. The total number of the Company's shares outstanding on April 10, 2002, the record date of the meeting, was 40,805,625 of which 40,571,875 were present, in person or by proxy.

         The following persons were elected to serve as Class III Directors until the third Annual General Meeting of Members held after the expiration of their three-year term:

                                           No. of Votes
                                           ------------
                  Jacqueline Antin          40,571,875
                  Glyn Williams             40,571,875
                  Nicholas Hoskins          40,571,875

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         The following matters were submitted to the members and adopted by the requisite vote:


                                                     For       Against   Abstain
                                                  -----------  -------   -------
To approve the consolidated financial
statements of the company for the year ended
June 30, 2001 and the auditor's report thereon     40,571,875     -0-        -0-

To ratify the selection of Beckman Kirkland &
Whitney as independent accountants and auditors
for the fiscal year ending June 30, 2002           40,571,875     -0-        -0-

To approve amendments to the company's
Memorandum of Association which would (a)
reverse split (or consolidate) the
outstanding common shares one-for-five; (b)
decrease the par value to one fifth of the
present par value; and (c) increase the
authorized share capital to US$5,000,000, and
consequently the number of common shares the
company is authorized to issued tenfold            40,571,875     -0-        -0-

To approve the company's 2002 Equity Incentive
Plan                                               40,571,875     -0-        -0-


         The following persons were elected to serve as directors of the Company's Glengarry Software Solutions Limited subsidiary:

                                            No. of Votes
                                            ------------

                  Glyn Williams             40,571,875
                  William Bolland           40,571,875
                  Robert Mason              40,571,875
                  Jacqueline Antin          40,571,875


Exhibits

         The following are exhibits to this report:

         99.1     Press Release dated May 16, 2002;

         99.2     Deed dated May 16, 2002.

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 20, 2002                 GLENGARRY HOLDINGS LIMITED


                                     By:   /s/ David Caney
                                         ---------------------------------------
                                           David Caney
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)

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